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                                                     FORM 6-K


                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of February, 2005

Commission File Number __________________________________________

                                 Genterra Inc.
                (Translation of registrant's name into English)

                106 Avenue Road, Toronto, Ontario, Canada M5R 2H3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Included in this Report on Form 6-K:

Annual Report to Stockholders for Fiscal 2004

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Management Information Circular for Fiscal 2004

Certification of Annual Filings - Mark Litwin

Certification of Annual Filings - Stan Abramowitz

ANNUAL REPORT TO STOCKHOLDERS FOR FISCAL 2004








                                    GENTERRA INC.






                                                              2004 ANNUAL REPORT

TO THE SHAREHOLDERS


Presented herein is your Company's Annual Report for the Fiscal Year ended September 30, 2004.


On December 31, 2003, Mirtronics Inc. successfully completed its amalgamation with Genterra Investment Corporation and continued under the name Genterra Inc. Management believes that this amalgamation will establish our Company as a formidable entity with significant cash flows derived from an established and growing commercial real estate portfolio. The merger enables shareholders to be part of a larger corporation with a larger income base and more varied assets and should assist in the financing of future growth, reduce costs and increase efficiencies.


The results of operations include the pre-amalgamation results of Mirtronics Inc. for the three month period ended prior to the amalgamation and the December 31, 2003 addition of Genterra Investment Corporation's real estate portfolio in conjunction with the aforementioned amalgamation. Consolidated revenues for the period under review were $2,276,247 yielding earnings before amortization and interest of $1,233,859 and net earnings for the year of $789,535.


The Company's income producing real estate continued to enjoy full occupancy during the period under review. Your directors are extremely pleased with the many important accomplishments resulting from the amalgamation, including our strengthened balance sheet and liquidity. Management continues to analyze other real estate investments to expand our Company's income producing portfolio and to capitalize on favorable market conditions.


We thank our shareholders for their interest and continued support and invite all to attend the upcoming Annual Meeting. For shareholders of voting classes of securities who are unable to attend, a proxy has been enclosed which you should complete and return in the enclosed envelope.


On Behalf of the Board,




"Signed"

Mark I. Litwin
President and Chief Executive Officer

CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30

(Expressed in Canadian Dollars)

ASSETS                                                            2004              2003
                                                                  ----              ----
                                                                (Note 1)
CURRENT
  Cash and short-term investments                            $  1,758,109    $    407,312
  Marketable securities                                           723,842       1,205,811
  Accounts receivable                                             589,630          58,161
  Income taxes receivable                                           6,425           3,055
  Prepaid expenses and deposits                                   163,660          31,622
  Current portion of note and mortgage receivable (Note 3)      1,007,107         100,000
  Future income taxes (Note 8)                                    299,500               -
                                                             ------------    ------------
                                                                4,548,273       1,805,961

NOTE AND MORTGAGE RECEIVABLE  (Note 3)                            300,000         500,000

INVESTMENTS  (Note 4)                                           2,667,347       1,395,874

RENTAL REAL ESTATE PROPERTIES  (Note 5)                        12,558,311               -

FUTURE INCOME TAXES  (Note 8)                                     363,193         471,868
                                                             ------------    ------------

                                                             $ 20,437,124    $  4,173,703
                                                             ============    ============

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                   $    353,385    $    329,047
  Current portion of long-term debt (Note 6)                    2,939,255               -
                                                             ------------    ------------
                                                                3,292,640         329,047

LONG-TERM DEBT  (Note 6)                                        2,189,443               -

FUTURE INCOME TAXES  (Note 8)                                   1,329,125
                                                             ------------    ------------
                                                                6,811,208         329,047
                                                             ------------    ------------
CONTINGENCIES (Note 10)


SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 7)                                         13,133,945       6,418,399

CONTRIBUTED SURPLUS                                                     -         270,321

CUMULATIVE TRANSLATION ACCOUNT                                   (319,016)       (212,406)

RETAINED EARNINGS (DEFICIT)                                       810,987      (2,631,658)
                                                             ------------    ------------
                                                               13,625,916       3,844,656
                                                             ------------    ------------
                                                             $ 20,437,124    $  4,173,703
                                                             ============    ============

See accompanying notes to consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:


[signed]                                        [signed]
Mark I. Litwin                               Stan Abramowitz

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

FOR THE YEARS ENDED SEPTEMBER 30

(Expressed in Canadian Dollars)

                                                                                               2004             2003
                                                                                               ----             ----
                                                                                             (Note 1)
BALANCE, beginning of year                                                                $(2,631,658)      $(2,446,831)

  Deficit allocated to capital stock upon amalgamation                                      2,653,110                 -

  Net earnings (loss) for the year                                                            789,535          (184,827)
                                                                                           -----------       -----------

BALANCE, end of year                                                                      $   810,987       $(2,631,658)
                                                                                           ===========       ===========



CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS

FOR THE YEARS ENDED SEPTEMBER 30

(Expressed in Canadian Dollars)

                                                                                               2004             2003
                                                                                               ----             ----
                                                                                             (Note 1)

BALANCE, beginning of year                                                                $  270,321         $  262,445

  Excess of book value over cost of shares purchased and subsequently cancelled              199,828             7,876

  Contributed surplus allocated to capital stock upon amalgamation                          (470,149)                -
                                                                                           ----------         ---------

BALANCE, end of year                                                                      $        -         $ 270,321
                                                                                           ==========         =========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED SEPTEMBER 30

(Expressed in Canadian Dollars)

                                                              2004             2003
                                                              ----             ----
                                                            (Note 1)
REVENUE
  Rent                                                      $ 2,116,736      $        -
  Investment income                                             128,948          82,664
  Gain on sale of real estate property                           30,563               -
                                                             ----------       ---------
                                                              2,276,247          82,664

EXPENSES
    Administrative and general                                1,042,388         226,891
                                                             ----------       ----------

EARNINGS (LOSS) BEFORE THE FOLLOWING                          1,233,859        (144,227)
                                                             ----------       ----------

  Amortization                                                  458,989               -
  Interest on long-term debt                                    305,189               -
                                                             ----------       ----------
                                                                764,178               -
                                                             -----------      ----------

EARNINGS (LOSS) BEFORE THE UNDERNOTED                           469,681        (144,227)
                                                             ----------       ----------

  Equity in earnings of investee                                214,691          96,205
  Gain (loss) on issuance of shares by equity investee          (87,646)            613
  Gain (loss) on sale of shares of equity investee               44,320        (175,794)
                                                             ----------       ----------
                                                                171,365         (78,976)
                                                             ----------       ----------

EARNINGS (LOSS) BEFORE INCOME TAXES                             641,046        (223,203)
  Income taxes recovery (Note 8)                               (148,489)        (38,376)
                                                             ----------       ----------

NET EARNINGS (LOSS) FOR THE YEAR                            $   789,535      $ (184,827)
                                                             ==========       ==========



EARNINGS (LOSS) PER SHARE (Note 9)

  Basic                                                          $ 0.04         $ (0.01)
                                                                 ======          =======

  Diluted                                                        $ 0.04         $ (0.01)
                                                                 ======          =======


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30

(Expressed in Canadian Dollars)

                                                                            2004            2003
                                                                            ----            ----
                                                                          (Note 1)
OPERATING ACTIVITIES
   Net earnings (loss) for the year                                    $   789,535    $  (184,827)
    Amortization                                                           458,989              -
    Gain on sale of real estate property                                   (30,563)             -
    Equity in earnings of investee                                        (214,691)       (96,205)
    (Gain) loss on issuance of shares by equity investee                    87,646           (613)
    (Gain) loss on sale of shares of equity investee                       (44,320)       175,794
    Recovery of allowance on long-term receivable                          (25,884)             -
    Future income taxes                                                   (158,700)       (39,617)
                                                                        -----------    -----------
                                                                           862,012       (145,468)
   Change in non-cash components of working capital
       Accounts receivable                                                 476,038        (30,545)
       Income taxes receivable                                              67,199        153,650
       Prepaid expenses and deposits                                       (15,746)      (278,334)
       Accounts payable and accrued liabilities                           (275,012)        96,798
                                                                       -----------    -----------

                                                                         1,114,491       (203,899)

FINANCING ACTIVITIES
    Amalgamation costs incurred                                           (285,008)             -
    Purchase of shares from dissenting shareholders for cancellation      (663,540)             -
    Redemption of special shares                                            (1,500)             -
    Repurchase of common shares for cancellation                                 -        (12,747)
    Repayment of long-term debt                                           (332,506)             -
                                                                       -----------    -----------
                                                                        (1,282,554)       (12,747)
                                                                       -----------    -----------

INVESTING ACTIVITIES
    Cash acquired upon amalgamation (Note 1)                               727,965              -
    Cash disposed of upon deconsolidation of subsidiary                          -       (317,759)
    Change in marketable securities                                        742,757        (27,852)
    Decrease in investment in note and mortgages receivable                159,183        100,000
    Expenditures on rental real estate properties                           (2,300)             -
    Proceeds from sale of rental real estate property                      215,563              -
    Proceeds from sale of shares of equity investee                         91,749        365,540
    Purchase of shares of equity investee                                 (416,057)             -
                                                                       -----------    -----------
                                                                         1,518,860        119,929
                                                                       -----------    -----------

CHANGE IN CASH AND CASH EQUIVALENTS                                      1,350,797        (96,717)

CASH AND CASH EQUIVALENTS, beginning of year                               407,312        504,029
                                                                        -----------   ------------

CASH AND CASH EQUIVALENTS, end of year                                 $ 1,758,109      $ 407,312
                                                                        ===========      =========

SUPPLEMENTARY CASH FLOW INFORMATION
   Income taxes received, net                                          $   (25,189)     $  (8,260)
   Interest paid, net                                                  $   197,876      $  77,216

See accompanying notes to consolidated financial statements.

                                AUDITORS' REPORT





To the Shareholders of
GENTERRA INC.


We have audited the consolidated balance sheets of GENTERRA INC. as at September 30, 2004 and 2003 and the consolidated statements of retained earnings, contributed surplus, operations and cash flows for the the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.


We conducted our audit in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.




                                    [signed]
                KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
                              Chartered Accountants



Toronto, Ontario
January 12, 2005

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 AND 2003

(Expressed in Canadian Dollars)


1.       AMALGAMATION

          Effective December 31, 2003, Mirtronics Inc. ("Mirtronics") completed the amalgamation with Genterra Investment Corporation ("Genterra"). This transaction was accounted for using the purchase method, with Mirtronics considered as the acquirer. Accordingly, the 2003 comparative figures are those of Mirtronics. The amalgamated company continues under the name Genterra Inc. (the "Company")

          The fair value of assets acquired is as follows:

         Cash                                             $        727,965
         Current assets, net of cash                             2,094,291
         Rental real estate properties                          13,073,615
         Other investments                                       1,079,745
                                                          ----------------
                                                                16,975,616

         Current liabilities                                     (299,340)
         Long-term debt                                        (5,461,204)
         Future income taxes                                   (1,236,691)
                                                          ----------------
                                                               (6,997,235)

         Net assets acquired                              $      9,978,381
                                                          ================

         Consideration - Capital stock                    $      9,978,381
                                                          ================


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          (a)  Principles of Consolidation

               These  financial  statements  include the accounts of the Company
               and  its  subsidiary   companies.   Inter-company   balances  and
               transactions have been eliminated on consolidation.

          (b)  Cash and Short-term Investments

               The Company's short-term investments, consisting of short-term deposits, with maturity of generally three months or less are considered to be cash equivalents and are recorded at cost, which approximates market value.

          (c)  Marketable Securities

               Marketable securities are carried at lower of cost and market. At September 30, 2004, the Company had marketable securities of $723,842 (2003 - $1,205,811) with a market value of $723,842
               (2003 - $1,221,608).

          (d)  Investments

               Long-term investments in which the Company has significant influence are accounted for using the equity method. Whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable, the investment will be written down to its fair value. Any impairment in value is recorded in the consolidated statement of operations.

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 AND 2003

(Expressed in Canadian Dollars)



2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

          (e)  Rental Real Estate Properties

                    Rental real estate properties are stated at the lower of cost, less accumulated amortization, and fair value. Effective January 1, 2004, the Company adopted the new CICA recommendations for Impairment of Long-Lived Assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The fair value is determined using the current market values of the properties. Current market values are determined based on the traditional present value method, in which a single set of estimated cash flows and a single interest rate are used. If it is determined that the net recoverable amount of a rental real estate property is less than its carrying value, the rental real estate property will be written down to its fair value. Any impairment in
                    value  is  recorded  in  the   consolidated   statement   of
                    operations.

               Amortization of the rental real estate buildings is being provided for over the estimated useful life on a declining balance basis at 5% per annum.

          (f)  Translation of Foreign Currency

               i) Monetary assets and liabilities are translated at the rates of exchange in effect at the end of the fiscal period. Revenue and expenses are translated at the rates of exchange in effect of the date of transactions. The resulting gains and losses are included in statements of operations.

               ii) The Company's investment in its foreign operations is of a self-sustaining nature. Accordingly, assets and liabilities of foreign operations are translated to Canadian dollars at the exchange rates in effect at the balance sheet date and revenues and expenses are translated at average rates for the period. Related foreign currency translation adjustments are recorded as a separate component of shareholders' equity and included in the cumulative translation account.

          (g)  Financial Instruments

               Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

          (h)  Accounting Estimates

               The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from management's best estimates as additional information becomes available in the future.

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 AND 2003

(Expressed in Canadian Dollars)



2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          (i)  Revenue Recognition

               The Company adopted the straight-line method of recognizing rental revenue whereby the total amount of rental revenue to be received from such leases is accounted for on a straight-line basis over the term of lease. Accordingly, an accrued rent receivable or payable is recorded from the tenants for the current difference between the straight-line rent recorded as rental revenue and the rent that is contractually due from the tenants.

               Revenue from a real estate sale is recognized once all material conditions have been satisfied and collection of the sales proceeds is reasonably assured.

          (j)  Income Taxes

               The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

               Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future assets and liabilities of a change in tax rates is recognized in income in the period that the rate changes.

          (k)  Stock-based Compensation and Other Stock-based Payments

               As a result of amendments to the CICA Handbook recommendations regarding stock compensation issued in November 2003, the Company now determines the fair value of stock options, using an accepted option-pricing model, on their grant date and recognizes this amount as compensation expense over the vesting period of the options, with a corresponding increase in shareholders' equity. As at September 30, 2004, the Company has no outstanding stock options.


3.       LOAN AND MORTGAGE RECEIVABLE

                                                                                                   2004              2003
                                                                                                 --------           -------
                                                                                                 (Note 1)
         Mortgage receivable bearing interest at 9.5% per annum, due on demand, is
         secured by an assignment of a second mortgage on land                                 $  857,107         $       -

         Note receivable from a former equity investee corporation bears interest at 6% per annum with semi-annual repayments of $50,000 commencing
         November 2002.  The note is secured by common shares of the former equity
         investee corporation                                                                     450,000           600,000
                                                                                               -----------         --------
                                                                                                1,307,107           600,000

            Less:  Current portion                                                              1,007,107           100,000
                                                                                                ---------          --------
                                                                                               $  300,000         $ 500,000
                                                                                                =========          =========

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 AND 2003

(Expressed in Canadian Dollars)



4.       INVESTMENTS
                                                     2004            2003
                                                ------------------------------
                                                   (Note 1)
        Synergx Systems Inc. - at equity       $2,667,186       $1,395,874
        Other - at cost                               161                -
                                                ----------       ----------
                                               $2,667,347       $1,395,874
                                                ==========       ==========





5.       RENTAL REAL ESTATE PROPERTIES

                                                                                                    2004           2003
                                                             --------------------------------------------------------------
                                                                              Accumulated
                                                                 Cost         Amortization      (Note 1)
                                                                 -----        ------------
                                                                                                     Net             Net
        Rental real estate properties                        $ 13,017,300      $ 458,989     $ 12,558,311         $   -
                                                             =============     ==========    =============        ======

6.       LONG-TERM DEBT

                                                                                                      2004             2003
                                                                                         ------------ ---- ----------------
                                                                                              (Note 1)
         Prime plus 1.75% per annum,  first  mortgage,  monthly  payments of $5,217
         plus interest, with the balance due August 2011                                 $   432,994            $   -

         6.52% per annum first mortgage, blended monthly payments of $19,535 with
         the balance due December 2007                                                       685,836                -

         8.1% per annum first mortgage, blended monthly payments of $30,519 with
         the balance due April 2005                                                        2,613,153                -

         9.1% per annum second mortgage, blended monthly payments of $7,648 with
         the balance due February 2006                                                       644,939                -

         Lender's 4-year fixed rate of 7.7% per annum first mortgage, repayable in
         monthly instalments with balance due May 2020                                       750,000                -

         Other                                                                                 1,776                -
                                                                                         -----------            --------
                                                                                           5,128,698                -
            Less:  Current portion                                                         2,939,255                -
                                                                                         -----------            --------
                                                                                         $ 2,189,443            $   -
                                                                                         ===========            ========

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 AND 2003

(Expressed in Canadian Dollars)



6.       LONG-TERM DEBT (Continued)

          These mortgages payable are collateralized by the specific security on the related land and buildings.

          The aggregate amount of payments required in the subsequent twelve month periods to meet retirement provisions are as follows:

        2005                                                 $       2,939,255
        2006                                                           897,653
        2007                                                           311,654
        2008                                                           148,845
        2009 and thereafter                                            831,291
                                                             -----------------

                                                             $       5,128,698




7.       CAPITAL STOCK


         (a)      Authorized

          Unlimited Class A subordinate voting, participating shares with an annual non-cumulative priority dividend of $0.005 per share

          Unlimited Class B multiple voting, participating shares. Each share is convertible into 1 Class A share

          Unlimited voting, non-participating, redeemable special shares

          Unlimited  non-voting,   non-participating,   $0.026   non-cumulative,
          redeemable Class C preferred shares, Series 1

          Unlimited Class D preferred shares, issuable in series:

               -    Unlimited     non-voting,     non-participating,     $0.0023
               non-cumulative, redeemable Class D preferred shares, Series 1

               -    Unlimited     non-voting,     non-participating,     $0.0023
               non-cumulative, redeemable Class D preferred shares, Series 2

          Unlimited non-voting, non-participating, $0.14 cumulative, redeemable Class E shares

          Unlimited non-voting, non-participating, $0.06 cumulative, $1 redeemable, convertible Class F preferred shares, Series 1. These shares are convertible into 1 Class A share and 1 Class B share or 2 Class A shares for each 98 Class F preferred shares

          Unlimited   non-voting,    non-participating,    redeemable,   $0.0084
          cumulative Series 1 preference shares

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 AND 2003

(Expressed in Canadian Dollars)



7.       CAPITAL STOCK (Continued)

         (b)      Issued
                                                                        2004               2003
                                                                      -------            ---------
          Post Amalgamation (Note 1)
            18,279,225   Class A shares                            $  7,844,347      $          -
            484,012      Class B shares                               1,846,910                 -
            1,704,115    Class C preferred shares, Series 1           1,304,248                 -
            2,475,009    Class D preferred shares, Series 1             247,400                 -
            810,059      Class D preferred shares, Series 2             217,501                 -
            115,258      Class E preferred shares                       487,900                 -
            632,493      Class F preferred shares, Series 1             632,493                 -
            1,935,256    Series 1 preference shares                     553,146                 -

          Pre Amalgamation
            12,867,581   Common shares                                        -         5,307,469
            1,709,115    Preferred shares                                     -         1,110,930
                                                                    -----------      -------------
                                                                   $ 13,133,945      $  6,418,399
                                                                    ===========      =============



                                                                               Common                 Preferred Class B
                                                                       Number        Amount          Number        Amount
                 Balance at September 30, 2002                       12,917,581     $ 5,328,092    1,709,115      $ 1,110,930
                 Purchase for cancellation under normal course
                   issuer bid                                           (50,000)        (20,623)           -              -
                                                                      --------------------------------------------------------

                 Balance at September 30, 2003                       12,867,581       5,307,469       1,709,115     1,110,930
                 Shares purchased for cancellation from
                   shareholders dissenting to amalgamation           (2,085,294)       (860,118)         (5,000)       (3,250)
                 Shares exchanged on amalgamation                   (10,782,287)     (4,447,351)     (1,704,115)   (1,107,680)
                                                                  ------------------------------------------------------------
                 Balance at September 30, 2004                                -     $         -               -   $         -
                                                                  ============================================================


                                                                             Class A                      Class B
                                                                       Number        Amount         Number        Amount
                 Balance at September 30, 2002 and 2003                       -     $         -               -   $         -
                 Shares issued on amalgamation                       18,279,225       8,053,809         484,012     1,852,456
                 Amalgamation costs, net of future income taxes
                   of $70,000                                                 -        (209,462)              -        (5,546)
                                                                  ------------------------------------------------------------
                 Balance at September 30, 2004                       18,279,225     $ 7,844,347         484,012   $ 1,846,910
                                                                  ============================================================

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 AND 2003

(Expressed in Canadian Dollars)



7.       CAPITAL STOCK (Continued)

         (b)      Issued (Continued)
                                                                             Special                 Class C, Series 1
                                                                       Number        Amount         Number        Amount
                 Balance at September 30, 2002 and 2003                      -      $      -               -     $        -
                 Shares issued on amalgamation                          500,000        1,500       1,704,115      1,304,248
                 Shares redeemed during the year                       (500,000)      (1,500)              -              -
                                                                  ----------------------------------------------------------
                 Balance at September 30, 2004                                -     $      -       1,704,115     $1,304,248
                                                                  ==========================================================


                                                                        Class D, Series 1            Class D, Series 2
                                                                       Number        Amount         Number        Amount
                 Balance at September 30, 2002 and 2003                      -      $      -               -     $        -
                 Shares issued on amalgamation                        2,475,009      247,400         810,059        217,501
                                                                  ----------------------------------------------------------
                 Balance at September 30, 2004                        2,475,009     $247,400         810,059     $  217,501
                                                                  ==========================================================


                                                                             Class E                 Class F, Series 1
                                                                       Number        Amount         Number        Amount
                 Balance at September 30, 2002 and 2003                       -     $      -               -     $        -
                 Shares issued on amalgamation                          115,258      487,900         632,493        632,493
                                                                  ----------------------------------------------------------
                 Balance at September 30, 2004                          115,258     $487,900         632,493     $  632,493
                                                                  ==========================================================


                                                                                                    Series 1 Preference
                                                                                                    Number        Amount
                 Balance at September 30, 2002 and 2003                                                    -     $        -
                 Shares issued on amalgamation                                                     1,935,256        553,146
                                                                                               -----------------------------
                 Balance at September 30, 2004                                                     1,935,256     $  553,146
                                                                                               ==============================

         (c)      Transactions

                  i) The outstanding shares of the amalgamating companies were exchanged for shares of the Company as follows:

                                                         Exchange        Shares of Genterra Inc.            Amount
                                             Shares        Ratio        Class A        Class B       Class A       Class B
                  Common
                  -------
                  Mirtronics               10,782,287   1.25 for 1        13,477,859          -     $2,067,824     $         -

                  Class A
                  ----------
                  Genterra                  4,801,366      1 for 1         4,801,366          -      5,985,985               -

                  Class B
                  ----------
                  Genterra                    484,012      1 for 1                 -    484,012              -       1,852,456
                                                                     --------------------------------------------------------

                                                                          18,279,225    484,012     $8,053,809     $ 1,852,456
                                                                     ========================================================

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 AND 2003

(Expressed in Canadian Dollars)



7.       CAPITAL STOCK (Continued)

         (c)      Transactions (Continued)

                  Preferred
                                                                      Exchange                  Shares of Genterra Inc.
                                        Class         Shares          Ratio           Class         Number        Amount
                  Genterra          Special              500,000     1 for 1      Special              500,000    $    1,500
                  Mirtronics        B                  1,704,115     1 for 1      C, Series 1        1,704,115    $1,304,248
                  Genterra          D, Series 1        2,475,009     1 for 1      D, Series 1        2,475,009    $  247,400
                  Genterra          D, Series 2          810,059     1 for 1      D, Series 2          810,059    $  217,501
                  Genterra          E                    115,258     1 for 1      E                    115,258    $  487,900
                  Genterra          F                    500,000   1.2650 for 1   F, Series 1          632,493    $  632,493
                  Genterra          Series 1           1,935,256     1 for 1      Series 1           1,935,256    $  553,146


          All inter-company shareholdings have been eliminated.

          The share exchange ratios were assigned by the boards of directors of the amalgamating companies based upon a Formal Valuation and Fairness Opinion prepared by an independent Chartered Business Valuator who determined the proportionate values of the net assets contributed by the amalgamating companies.

          ii)  The  following  shares  were  purchased  for  cancellation   from
          shareholders dissenting to the amalgamation:

                                                  Number of
                                                    Shares        Consideration
          Mirtronics
          Common                                   2,085,294      $  663,123
          Class B                                      5,000      $      417
          Genterra
          Class A                                     63,821      $   18,000
          Series 1 preference                            114      $       96

          iii) During the year, the Company redeemed 500,000 Special shares for a total consideration of $1,500.


8.       INCOME TAXES

                                                                                               2004           2003
                                                                                             --------        -------
                                                                                             (Note 1)
         Current                                                                           $   10,211       $  1,241
         Future                                                                               241,300        (39,617)
         Revaluation of allowance in respect of utilization of non-capital                   (400,000)             -
                                                                                            ----------       --------
                                                                                           $ (148,489)      $(38,376)
                                                                                           ===========      =========

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 AND 2003

(Expressed in Canadian Dollars)



8.       INCOME TAXES (Continued)

          The   difference   between  the  effective  tax  rate  for  continuing
          operations and the combined basic federal and provincial tax rate is explained as follows:

                                                                                                2004             2003
                                                                                              ---------        --------
                                                                                                  %                %
                                                                                              (Note 1)

         Income taxes computed at statutory combined basic income tax rates                      36.6             39.1
         Decrease in taxes resulting from benefit of future tax deductible
           items                                                                                (48.8)           (21.4)
         Other                                                                                  (11.0)           (0.5)
                                                                                               --------        ---------

         Effective income tax provision                                                         (23.2)           17.2
                                                                                               ========        =========





         A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles is noted below:

                                                                              2004             2003
                                                                          ----------        ----------
                                                                            (Note 1)
         Future tax assets:
            Capital and non-capital loss carry-forwards                $    554,742        $ 452,604
            Cumulative eligible capital                                      83,215           19,264
            Cumulative minimum taxes                                         19,264               -
            Provisions and other allowances                                   5,472               -
                                                                         -----------        ----------

                                                                            662,693         471,868

            Less:  Current portion                                          299,500               -
                                                                         -----------      -----------

                                                                       $    363,193      $ 471,868
                                                                         ===========      ==========

         Future tax liabilities:

            Rental real estate properties                              $  1,329,125      $       -
                                                                         ===========      ==========




         The Company has non-capital losses carry-forwards of approximately $855,000 expiring between 2006 and 2010. The Company also has capital loss carry-forwards of approximately $1,265,000.

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 AND 2003

(Expressed in Canadian Dollars)



9.       PER SHARE CALCULATIONS

         Earnings (loss) per share have been calculated based on the following:

                                                                                               2004          2003
                                                                                           -----------    ----------
                                                                                             (Note 1)
          Numerator:
               Net earnings (loss) for the year                                          $    789,535     $  (184,827)
               Dividends to preferred shareholders                                            (52,852)              -
                                                                                         ------------     -------------
               Numerator for basic earnings per share (available to common
                 shareholders)                                                                736,683        (184,827)
              Effect of dilutive securities
                   Dividends to preferred shareholders                                         28,514               -
                                                                                         ------------     ------------

               Numerator for diluted earnings per share                                  $    765,197     $  (184,827)
                                                                                         ============     ============

          Denominator:
               Weighted average number of common shares and denominator for basic
                 earnings per share                                                        17,297,377      12,867,581
               Effect of dilutive securities
                  Conversion of preferred shares                                                9,699               -
                  Employee stock options                                                            -         129,375
                                                                                         ------------     ------------

                Denominator for diluted earnings per share                                 17,307,076      12,996,956
                                                                                         ============     ============

          Earnings (loss) per share
               Basic                                                                       $ 0.04          $ (0.01)
               Diluted                                                                     $ 0.04          $ (0.01)

          Cumulative dividends in arrears on preferred shares are noted below:

                  Class E                            $    12,124   (2003 - Nil)
                  Class F                            $    28,514   (2003 - Nil)
                  Series 1 preference                $    12,214   (2003 - Nil)


10.      CONTINGENCIES

          In the normal course of its operations, the Company's equity investee has been or, from time to time, may be named in legal actions seeking monetary damages. Management does not expect, based upon consultation with legal counsel, that any material item exists that will affect the Company's business or financial condition.


11.      MAJOR LEASES

          In 2004, the Company had two major leases that accounted for 32.8% and 14.6% (2003 - Nil) respectively of total rent.

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 AND 2003

(Expressed in Canadian Dollars)



12.      RELATED PARTY TRANSACTIONS

          The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

          The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

          Related party transactions and outstanding balances included in these consolidated financial statements are summarized as follows:

                                                                                 2004              2003
                                                                              -----------       ---------
                                                                               (Note 1)
          Amounts due from related parties
            Accounts receivable                                            $   450,054         $      -
          Income
            Rent                                                             1,288,083                -
            Interest                                                             9,234                -
          Administration and general expenses
            Administration fees                                                111,750                -
            Property management fees                                            82,500                -
            Consulting fees                                                     27,000           24,000


13.      SEGMENTED INFORMATION

          The Company is a Canadian  management holding company operating in one
          business  segment  primarily  located  in  Canada,   with  significant
          interests in real estate.

                                  GENTERRA INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                      FOR THE YEAR ENDED SEPTEMBER 30, 2004


On December 31, 2003, Mirtronics Inc. ("Mirtronics") and Genterra Investment Corporation ("Genterra Investment") completed an amalgamation to form Genterra Inc. (the "Company"). Genterra Inc. is a management holding company whose assets include rental real estate properties, equity investments, loans and mortgages receivable. The terms of the amalgamation agreement provided that all of the voting securities of Genterra Investment would be exchanged for shares of the combined entity on a 1 for 1 basis, and the voting securities of Mirtronics would be exchanged for shares of the combined entity on a 1.25 for 1 basis. The transaction is accounted for using the purchase method, with Mirtronics considered the acquirer. The results of operations include the pre-amalgamation results of Mirtronics for the three month period ended December 31, 2003.


LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, marketable securities and cash flow from rental and investment operations. In addition, the Company has an outstanding Note Receivable of $450,000, with principal payments due to the Company of $150,000 within the next twelve months and $100,000 per annum thereafter.

The Company's working capital amounted to $1,255,633 at September 30, 2004, compared to $1,476,914 at September 30, 2003. The ratio of current assets to current liabilities was 1.38:1 at September 30, 2004 and 5.49:1 at September 30, 2003. The Company's working capital and ratio of current assets to current liabilities have been impacted by the classification as a current liability of approximately $2.5 million of long-term debt, due in April 2005, relating to a mortgage on one of its properties. With the implementation of a new mortgage arrangement in respect of this property, this debt should be reclassified, once again, as a long-term liability.

During the year ended September 30, 2004, the Company's cash position increased by $1,350,797 to $1,758,109. The change was due to the net result of the following cash increases and utilizations:

- - Operating Activities increased cash by $1,114,491. This was as a result of $862,012 in cash generated from operations and $252,479 of cash realized from changes in non-cash components of working capital;

- - Financing Activities utilized $1,282,554 in cash. The Company utilized $663,540 in cash to repurchase shares from shareholders dissenting to the amalgamation, $1,500 to redeem the Company's special shares, $332,506 to make scheduled repayments on mortgage obligations and $285,008 to fund expenses related to the amalgamation.

- - Investing Activities increased cash by $1,518,860. The Company realized the following increases: $727,965 as a result of the aforementioned amalgamation; $159,183 in principal payments received on the outstanding notes and mortgages receivable; $215,563 on the sale of rental real estate property; $91,749 on the sale of shares of the Company's equity investee, Synergx Systems Inc. ("Synergx"); and $742,757 due to a decrease in marketable securities. During the period, the Company utilized $416,057 of cash to exercise a previously granted warrant to purchase an additional 620,000 common shares of Synergx, and $2,300 for additions to rental real estate property equipment.

The Company will require approximately $1,700,000 in order to meet its ongoing expected costs for the next twelve months. These costs include real estate operating expenses, fees for management and administrative services provided to the Company, legal and audit fees, financing expenses and public company shareholder costs. The Company expects to generate the revenue required in order to service these expenditures from rental revenue from existing leased real estate and investment income. In addition, the Company has scheduled debt repayments of approximately $2.9 million in the next twelve months. This includes approximately $2.5 million relating to a mortgage which matures in April 2005. The Company has begun negotiations for a new mortgage arrangement to replace this facility. Cash flow from annual operations will be used to finance the regularly scheduled debt repayments.

With the completion of the amalgamation, the amalgamated entity benefits from a single administrative, overhead and accounting facility which has resulted in the elimination of duplicative annual legal and audit fees and public company shareholder costs. Management believes that the combination of resources into a larger corporation has resulted in an organization substantially stronger, with greater financial resources, better business prospects and a greater ability to finance its activities than either of the amalgamating corporations had separately. The amalgamated corporation has a larger income base consisting of net real estate revenue, interest income and potential gains on marketable securities. Cash flow from operations together with an increased equity base with more varied assets, should help facilitate the financing of future growth through an expansion of the Company's real estate holdings. Management continues to analyze future potential real estate investments in order deploy available resources to expand the portfolio. Management seeks to acquire real estate investments that provide both income and the potential for capital appreciation. The financing of any such acquisitions will normally be through a combination of internal resources and commercial/institutional mortgages. Management will consider deploying resources into other investment areas in order to increase the company's cash flow from operations.


RESULTS OF OPERATIONS

The following tables set forth items derived from the consolidated statements of operations (expressed in thousands of dollars except for earnings per share) for each of the eight most recently completed quarters. The quarters prior to January 1, 2004 reflect the pre-amalgamation results of Mirtronics.

     Fiscal 2004                    First            Second            Third             Fourth
                                    Quarter          Quarter           Quarter           Quarter
     Revenue                     $     21         $   790           $  714            $   751
     Net earnings (loss)              (21)            128              217                466
     Earnings per share
         Basic                     $ 0.00          $ 0.01           $ 0.01            $  0.02
         Diluted                   $ 0.00          $ 0.01           $ 0.01            $  0.02

     Fiscal 2003                    First            Second           Third             Fourth
                                   Quarter           Quarter          Quarter           Quarter
     Revenue                     $     21          $   20           $   20            $    22
     Net earnings (loss)             (153)           (121)            (149)               238
     Earnings (loss) per share
         Basic                    ($ 0.01)        ($ 0.01)         ($ 0.01)           $  0.02
         Diluted                  ($ 0.01)        ($ 0.01)         ($ 0.01)           $  0.02


Period ended September 30, 2004

General. The following table sets forth items derived from the consolidated statement of operations for the three-month periods ended September 30, 2004 and 2003. The results of operations for 2003 reflect the pre-amalgamation results of Mirtronics.

            --------------------------------------------------------------------------------
                                                                      2004           2003
            Revenue                                                $ 750,777      $  21,368

            Administrative expenses                                  345,540         22,659
            Other expenses                                           253,503              -
            (Income) loss on equity items                              3,872       (232,982)
            Gain on sale of shares of equity investee                (44,320)      (111,397)
                                                                    ---------      ---------
            Earnings  before income taxes                            192,182        343,088
            Income taxes (recovered)                                (273,790)       105,062
                                                                    ---------      ---------
            Net earnings  for the period                           $ 465,972      $ 238,026
                                                                    =========      =========
            --------------------------------------------------------------------------------


The following table sets forth items derived for the consolidated statement of operations for the years ended September 30, 2004, 2003 and 2002. The results of operations for 2003 and 2002 reflect the pre-amalgamation results of Mirtronics.




         -----------------------------------------------------------------------------------------------------
                                                                     2004             2003          2002*
            Revenue                                            $  2,276,247    $     82,664    $ 26,701,204

            Cost of sales                                                 -               -      18,555,088
            Administrative expenses                               1,042,388         226,891       8,607,285
            Other expenses                                          764,178               -         343,255
            (Income) loss on equity items                          (127,045)        (96,818)         90,477
            (Gain)  loss  on  sale  of  shares  of  equity          (44,320)        175,794         354,983
            investee
                                                                ------------    ------------    ------------
            Earnings (loss) before income taxes                     641,046        (223,203)     (1,249,884)
            Non-controlling interest                                      -               -         236,031
            Income taxes (recovered)                               (148,489)        (38,376)        (87,840)
                                                                ------------    ------------
            Net earnings (loss) for the period                 $    789,535    $   (184,827)   $   (926,013)
                                                                ============    ============    ============
            Total assets                                       $ 20,437,124    $  4,173,703    $ 16,213,684
                                                                ============    ============    ============
            Total long-term financial liabilities              $  5,128,698    $          -    $          -
                                                                ============    ============    ============
            Cash Dividends declared per share                  $          -    $          -    $          -
                                                                ============    ============    ============
         ---------------------------------------------------------------------------------------------------

* Prior to October 1, 2002, the results of Synergx were consolidated with Mirtronics. In October 2002, Mirtronics sold a portion of its investment in Synergx. As the Company and Synergx no longer have a parent-subsidiary relationship, effective with the 2003 fiscal period, the results of Synergx are accounted for using the equity method.



Revenue. Rental revenue for the three months ended September 30, 2004 was $705,406, an increase of $705,406, as compared to $Nil for the comparable 2003 period. Rental revenue for the year ended September 30, 2004 was $2,116,736, an increase of $2,116,736, as compared to $Nil for the comparable 2003 period. The increase in rental revenue was due to the December 31, 2003 addition of the real estate portfolio in conjunction with the aforementioned amalgamation. Investment income for the three-month period ended September 30, 2004 decreased to $14,808 from $21,368 in the comparable 2003 period. Investment income for the year ended September 30, 2004 increased to $128,948 from $82,664 in 2003. The increase in investment income is attributable to the larger investment portfolio resulting from the amalgamation. During the three month period ended September 30, 2004, the Company realized a gain of $30,563 on the disposal of certain real estate property compared to $Nil for the comparable 2003 period.



Administrative Expenses. Administrative expenses include real estate operating expenses, fees for management and administrative services, legal and audit fees, financing expenses and public company shareholder costs. Administrative expenses for the three months ended September 30, 2004 increased to $345,540 from $22,659 in the comparable 2003 period. Administrative expenses for the year ended September 30, 2004 increased to $1,042,388 from $226,891 in the comparable 2003 period. These increases were due to the December 31, 2003 inclusion of expenses related to the real estate portfolio from the previously noted amalgamation.



Other Expenses. The Company incurred interest expense of $99,140 for the three month period ended September 30, 2004. Interest expense for the 2004 fiscal year was $305,189. Amortization during the three months ended September 30, 2004 was $154,363. Amortization for the year ended September 30, 2004 was $458,989. These expenses are due to the December 31, 2003 addition of the real estate portfolio in conjunction with the aforementioned amalgamation.

Equity Items. During the three month period ended September 30, 2004 the Company recorded equity earnings of $121,067 and a loss of ($124,939) resulting from the issuance of shares by its equity investee. This compares to equity earnings of $232,369 and a gain of $613 from the issuance of shares by its equity investee during the comparable 2003 period. The 2003 fourth quarter equity earnings were positively impacted by a change in the method of translating the financial results of the Company's equity investee. During the year ended September 30, 2004 the Company recorded equity earnings of $214,691 and a loss of ($87,646) resulting from the issuance of shares by its equity investee. This compares to $96,205 and $613, respectively, in the comparable 2003 period. The increase in 2004 is a result of a higher participation percentage in 2004 and an improved performance by the equity investee. The equity investee's improved performance is primarily due to increased gross profit caused by higher product revenues. This improvement was partially offset by higher general and administrative, interest and amortization expenses.


Income Tax Provision. As a result of the aforementioned amalgamation, the Company reviewed the likelihood of the utilization of prior period non-capital losses. Based upon this review, it was determined that the realization of the tax benefit of the non-capital losses was now more likely than not and, accordingly, during the fourth quarter of 2004 the Company reversed a previously recorded non-utilization allowance of $400,000. The effective tax rate was a recovery of 23.2% for the year ended September 30, 2004, compared to 17.2% for the comparable 2003 period. The difference between the Company's statutory tax rate and its effective tax rate is due to permanent differences and the revaluation of the allowance taken against the realization of the future income tax benefits of the non-capital losses carried forward.


Net Earnings. The Company reported net earnings of $465,972 for the three months ended September 30,2004, compared with $238,026 in the comparable 2003 period. The Company reported net earnings of $789,535 for the year ended September 30, 2004, compared with a net loss of $(184,827) in the comparable 2003 period. The increases in 2004 were as a result of the inclusion of the net earnings from the real estate and investment portfolios acquired from the aforementioned amalgamation. The net loss for the year ended September 30, 2003 was impacted by a loss, net of tax, of approximately ($176,000) realized on the sale of shares of the Company's former subsidiary.


Inflation. Inflation has not had a material impact on the results of the Company's operations in its last quarter, and it not anticipated to materially impact on the Company's operations during its current fiscal year.


RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Related party transactions for the year ended September 30, 2004 are summarized as follows:

o Genterra Inc. leases its property situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation ("Cambridge"). The lease term, as renewed, commenced January 1, 2004 and ends December 31, 2007, at an annual net, net rental of $926,345. The results of operations include rental revenue of $694,759 pertaining to this lease for the period from January 1, 2004 to September 30, 2004. Mark I. Litwin and Stan Abramowitz are officers and/or directors of Genterra Inc. and Cambridge.

o Genterra Inc. leases its property situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced February 1, 1996 and ends January 31, 2011, at an annual net, net rental of $413,400 for the first 5 years and at a negotiated rate thereafter. The results of operations include rental revenue of $310,050 pertaining to this lease for the period from January 1, 2004 to September 30, 2004. Mark I. Litwin and Stan Abramowitz are officers and/or directors of Genterra Inc. and Cambridge.

o Genterra Inc. leases part of its property situated at 140 Wendell Avenue, Toronto, Ontario to Distinctive Designs Furniture Inc. ("Distinctive"). The lease term commenced July 1, 2002 and ends September 30, 2005 at an annual rental of $126,600 per year. The results of operations include rental revenue of $106,200, inclusive of expense recoveries, pertaining to this lease for the period from January 1, 2004 to September 30, 2004. Alan Kornblum and Stan Abramowitz are directors and/or officers of Genterra Inc. and Distinctive. Fred A. Litwin owns or exercises control and direction over approximately 50.3% of Distinctive and 21.6% of the Company.



o Genterra Inc. leases part of its property situated at 1095 Stellar Drive, Newmarket, Ontario to Fitcity Health Centre Inc. ("Fitcity"). The lease term commenced January 1, 2003 and ends December 31, 2007 at an annual net, net rental of $100,770 per year. The results of operations include rental revenue of $177,074, inclusive of expense recoveries, pertaining to this lease for the period from January 1, 2004 to September 30, 2004. A wholly owned subsidiary of Genterra Inc. is a party to a loan agreement with Fitcity bearing interest at prime plus 1% per annum and repayable on demand. As at September 30, 2004, Fitcity owed an aggregate amount of $450,054 of secured debt under this facility. Mark I. Litwin is a director and/or officer of Genterra Inc and Fitcity and is the majority shareholder of Fitcity.

o    Management Contracts

     During the year ended September 30, 2004 Forum Financial Corporation ("Forum") provided administrative services to the Company for fees of $87,750. The services provided include office facilities and clerical services, including bookkeeping and accounting. When requested, additional services are also provided on a fee-for-service basis. Stan Abramowitz is an officer and director of Forum and the Corporation. Fred A. Litwin owns or exercises control and direction over Forum and 21.6% of the Company.

     During the year ended September 30, 2004 administrative services were provided to the Company by Sutton Management Limited ("Sutton") for fees of $24,000. Mark I. Litwin is a director and officer of Sutton and the Corporation. Mark I. Litwin is a 50% shareholder in Sutton. Sutton owns or exercises control and direction over approximately 28.0% of the Company.

     During the year ended September 30, 2004 consulting services were provided to the Company by Mark I. Litwin for fees of $27,000. Mark I. Litwin is president of the Corporation. Mark I. Litwin is a 50% shareholder in Sutton. Sutton owns or exercises control and direction over approximately 28.0% of the Company.

     During the year ended September 30, 2004 First Ontario Investments Inc. ("FirstOnt") provided property management services to the Company for fees of $82,500. Stan Abramowitz and Mark I. Litwin are directors and/or officers of FirstOnt and the Corporation. Fred A. Litwin owns or exercises control and direction over FirstOnt and 21.6% of the Company.

SHARE DATA

     The following table sets forth the outstanding Share Data for the Company as at September 30, 2004:

                                                                                        Authorized         Issued
Class A shares
     - subordinate voting, participating, $0.005 non-cumulative priority dividend       Unlimited        18,279,225

Class B shares
      - multiple voting (8 votes each), participating                                   Unlimited           484,012
       (each share is convertible into 1 Class A share)

Special shares
     - voting, non-participating, redeemable                                            Unlimited                 -

Class C preferred shares, Series 1
     - non-voting, non-participating, $0.026 non-cumulative, redeemable                 Unlimited         1,704,115

Class D preferred shares, issuable in series:
     Series 1 - non-voting, non-participating, $0.0023 non-cumulative, redeemable       Unlimited         2,475,009
     Series 2 - non-voting, non-participating, $0.0023 non-cumulative, redeemable       Unlimited           810,059

Class E preferred shares
     - non-voting, non-participating, $0.14 cumulative, redeemable                      Unlimited          115,258

Class F preferred shares
     - non-voting, non-participating, $0.06 cumulative, $1 redeemable, convertible      Unlimited          632,493
       (each 98 Class F preferred shares are convertible into either 1 Class A share and 1 Class B or 2 Class A shares)

Preference shares, Series 1
     - non-voting, non-participating, redeemable, $0.0084 cumulative                    Unlimited       1,935,256

RISKS AND UNCERTAINTIES

THE COMPANY'S RESULTS ARE DEPENDENT ON ITS RENTAL REAL ESTATE PROPERTIES


The following items could be considered as risk factors related thereto:


a.  REAL PROPERTY INVESTMENT

     All real property investments are subject to elements of risk. Such risks include, general economic conditions, local real estate market conditions, demand for real property generally and in the local area, competition for other available premises and various other risk factors.

     Real property investments tend to be relatively illiquid, with a degree of liquidity generally fluctuating in relation to demand for and the perceived desirability of such investments. Such illiquidity may tend to limit the Company's ability to vary its portfolio promptly in response to changing economic or investment conditions. If the Company were required to liquidate its real property investments, the proceeds to the Company might be significantly less than the aggregate value of its properties on a going concern basis.


b.  LOSS OF SINGLE PURPOSE TENANTS COULD RESULT IN HIGHER LEASING COSTS

     The need to renew and release upon lease expiration is no different for Genterra than it is for any other real estate portfolio. Properties that are single tenant occupied, in particular the properties located at Dobbie Drive, Cambridge, Ontario, and Glendale Avenue North, Hamilton, Ontario, with their large single purpose tenants, have tenant specific leasehold improvements. In the event that Genterra is not successful in renewing these leases upon their expiration, or replacing them with a similar tenant, a significant amount of demolition will be required and could therefore be considered a risk factor.


c.  THERE IS A NEED FOR RENTAL INCOME TO MAINTAIN CASH FLOW

     The effect of negative economic and other conditions on tenants, the impact on their ability to make lease payments and the resulting impact on property cash flows could be considered a risk. For the most part, Genterra's tenants are suppliers to the retail market and they, therefore, are vulnerable to adverse economic conditions that impact retail sales. To the extent that any one of the Company's tenants is negatively impacted by such a change in economic conditions and is no longer able to meet its rental obligations, this could impact the Company as expenditures, including property taxes, capital repair and replacement costs, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership regardless of whether the property is producing any income. If the Company is unable to meet mortgage payments on its properties, loss could be sustained as a result of the mortgagee's exercise of its rights of foreclosure and sale.


d.  PROPERTY FINANCING IS TAILORED TO RENTAL TERMS

     Genterra attempts to ensure that leases are net-net and that the cash flow derived therefrom is matched to the terms of the associated mortgage financing. To the extent that this cash flow is negatively impacted, Genterra's ability to meet its operating costs and financing obligations as they fall due could be considered a risk.


e.  THE NEED TO RENEGOTIATE FINANCING TERMS AS THEY COME DUE

     The ability to renegotiate mortgage financing on the various properties as they fall due could be considered a risk factor. Save and except for the property located at Wendell Avenue, Toronto, Ontario, no other mortgage financing is due in the mid-term . The Wendell Avenue property mortgage is due April 2005. In the unlikely event that this mortgage could not be replaced this could be considered a risk factor.

f.  RELOCATION/LOSS OF TENANTS COULD AFFECT LEASING FLEXIBILITY

     The relocation by an existing tenant could be considered a risk factor. The property located at Wendell Avenue, Toronto, Ontario is a multi-tenant facility with 75% of the building leased to 3 tenants with current net-net leases. The balance of the building is leased to smaller tenants. In the event that one or more of these tenants was to terminate their lease and relocate, and such a tenant could not be replaced, this could be considered a risk factor as it could impact our ability to provide appropriate space to prospective tenants.


g.  GENERAL UNINSURED LOSSES

     The Company carries comprehensive general liability for fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of risks (generally of a catastrophic nature such as wars or environmental contamination) that are either uninsurable or not insurable on an economically viable basis. Should an uninsured or underinsured loss occur, the Company could lose its investment in, and anticipated profits and cash flows from, one or more of its properties, but the Company would continue to be obliged to repay any recourse mortgage indebtedness on such property.


h.  ENVIROMENTAL LEGISLATION AND CONTAMINATION

     Environmental legislation and policies have become an increasingly important feature of real property ownership and management in recent years. Under various laws, property owners could become liable for the costs of effecting remedial work necessitated by the release, deposit or presence of certain materials, including hazardous or toxic substances. Although all facilities are in compliance with regulatory standards, environmental contamination could be considered a risk factor. Genterra's tenants include companies in the textile manufacturing business which represent a potential environmental risk. In addition, the migration of third party offsite contamination to one of Genterra's properties could be considered a risk. The failure to effect any necessary remedial work may adversely affect the owner's ability to sell real estate or to borrow using the real estate as collateral and could result in claims against the owner.


THE COMPANY COULD BE ADVERSELY AFFECTED BY ITS EQUITY INVESTEE'S RELIANCE ON OTHER'S TECHNOLOGY

The Company has a large equity holding in Synergx, a Delaware company engaged in the fire and life safety business in the New York metropolitan area and Dallas, Texas. Synergx's business is dependent in part on its ability to design, produce and/or market equipment and systems which are responsive to market demand and government regulation. There can be no assurance that Synergx will identify such market requirements for its systems or will be able to respond quickly enough to retain or improve its market position. Because Synergx obtains components and accessory equipment from other sources of supply, to some extent it will be dependent on these parties to design and manufacture items that can be operated as part of Synergx's systems.


SYNERGX'S TECHNOLOGY MAY NOT BE ADEQUATELY PROTECTED

Synergx does not have and does not expect to obtain patents for its systems. There can be no assurance that Synergx's competitors will not develop competitive technology substantially similar to or better than Synergx's systems, or that competitors may not be able to use a trade name similar to Synergx's, which could result in a loss of sales by Synergx.




INTEREST RATE RISK

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. We currently maintain an investment portfolio primarily of Canadian Bond obligations and Equity Investments. Due to the short- term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.



CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principals in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgements and estimates used in the preparation of its consolidated financial statements:

Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets. Changes in future profitability of the Company may impact the realization of these future tax assets.


ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.



GENERAL

Except where otherwise indicated, information contained herein is given as of February 9, 2005.

DIRECTORS

Stan Abramowitz
Mark I. Litwin
Morton Litwin
Alan Kornblum
Irwin Singer


OFFICERS

Mark I. Litwin - President
Stan Abramowitz - Secretary


AUDITORS

KRAFT BERGER GRILL SCHWARTZ COHEN & MARCH LLP, Chartered Accountants Toronto, Canada


REGISTRAR & TRANSFER AGENT

COMPUTERSHARE TRUST COMPANY OF CANADA
Toronto, Canada


BANKERS

ROYAL BANK OF CANADA
Toronto, Canada


HEAD OFFICE

106 Avenue Road
Toronto, Canada
M5R 2H3


LISTED SECURITIES

TSX VENTURE EXCHANGE
Symbol:  GIC.SV.A - Class A

                                  GENTERRA INC.
                                 106 Avenue Road
                                Toronto, Ontario
                                     M5R 2H3

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS


                                 GENTERRA INC.

                   106 Avenue Road, Toronto, Ontario, M5R 2H3

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN that an Annual Meeting of Shareholders of GENTERRA INC. (the "Corporation") will be held at The Toronto Board of Trade, 830 Dixon Road, Toronto, Ontario, Canada on Tuesday March 29, 2005 at the hour of 9:30 a.m., Toronto City Time, for the following purposes:

1. To receive the Corporation's 2004 Annual Report containing the consolidated financial statements for the year ended September 30, 2004 and the report of the auditors thereon;

2.       To elect Directors;

3.       To appoint Auditors;

4.       To authorize the Directors to fix the remuneration of the auditors;

5. To transact such further and other business as may properly come before the meeting or any adjournment or adjournments thereof.



DATED at Toronto, this 17th day of February, 2005.


BY ORDER OF THE BOARD OF DIRECTORS



"Signed"

MARK I. LITWIN
PRESIDENT


NOTES:

(1) ONLY HOLDERS OF CLASS A SUBORDINATE VOTING and CLASS B MULTIPLE VOTING shares of the Corporation of record at the close of business on February 11, 2005 (the "Record Date") will be entitled to vote at the meeting except to the extent that a person has transferred any of his Shares of the Corporation after the Record Date and the transferee of such shares establishes proper ownership and requests not later than ten days before the meeting that his name be included in the list of shareholders for the meeting, in which case the transferee is entitled to vote his shares at the meeting.

(2) Shareholders of voting classes of shares who are unable to be present personally at the meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting.

MANAGEMENT INFORMATION CIRCULAR FOR FISCAL 2004
                                  GENTERRA INC.

                   106 Avenue Road, Toronto, Ontario, M5R 2H3

                         MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT SOLICITATION

This Management Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the Management of Genterra Inc. (the "Corporation") for use at the Corporation's Annual Meeting of Shareholders (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting ("Notice"). It is expected that this solicitation, made by management of the Corporation, will be primarily by mail. Proxies may also be solicited by telephone or in person by officers and directors of the Corporation. The cost of such solicitation will be borne by the Corporation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Class A Subordinate Voting Shares and Class B Multiple Voting Shares of the Corporation that are beneficially owned by a holder (a "Non-Registered Holder") are registered either:

     (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

     (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the Notice of Meeting, this Management Information Circular, the form of proxy, the 2004 annual report (which includes management's discussion and analysis) (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

     (a) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise complete the form of proxy in accordance with its directions and deposit it with Computershare at 100 University Avenue, 11th floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department; or

     (b) be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on that form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

VOTING OF PROXIES

The instrument of a proxy shall be in writing and shall be executed by the shareholder or by his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof, duly authorized.

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A shareholder has the right to appoint as his proxy holder a person (who need not be a shareholder) to attend and to act on his behalf at the Meeting other than the persons designated in the form of proxy accompanying this circular. A shareholder may do so by inserting the name of such other person in the blank space provided in the proxy or by completing another proper form of proxy and, in either case, by delivering the completed proxy by postal or other delivery to the Corporation's Registrar and Transfer Agent, Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours, excluding Saturdays and holidays, before the time for holding the Meeting or by depositing it with the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder may revoke a proxy by depositing an instrument in writing executed by him or his attorney authorized in writing at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

The shares represented by proxy will be voted for, voted against or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for. If a shareholder does not specify how their shares are to be voted with respect to the election of directors and/or the appointment of auditors and/or the authorization of the directors to fix the remuneration of the auditors, such shares will be voted, on any ballot that may be called for, in respect of such matters as set out herein.

If any amendments or variations to matters identified in the Notice are proposed at the Meeting or if any other matters properly come before the Meeting, the enclosed form of proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting. Management knows of no such amendments or variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation's Class A Subordinate Voting Shares ("Class A shares"), Class B Multiple Voting Shares ("Class B shares") and Special Subordinate Voting Shares ("Special shares") are the only classes of shares entitled to vote at the Meeting. As at February 11, 2005, 18,279,225 Class A shares are outstanding, each having the right to one vote per share; and 484,012 Class B shares are outstanding, each having the right to eight votes per share, at the Meeting.


The date for the determination of shareholders entitled to receive Notice of the Meeting (the "Record Date") has been fixed at the close of business on February 11, 2005. In accordance with the provisions of the Business Corporations Act (Ontario) (the "Act"), the Corporation will have lists of the shareholders prepared not later than 10 days after such Record Date. Each holder of the respective shares named in the listings will be entitled to vote the shares shown opposite his name on the list at the Meeting except to the extent that (a) the shareholder has transferred any of his shares after the Record Date; and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands, not later than 10 days before the Meeting, that his name be included in the list before the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

Principal Shareholders

To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting other than Fred A. Litwin who indirectly controls 3,015,067 Class A shares (16.49%) and 219,886 Class B shares (45.43%), Sutton Management Limited which controls 6,149,946 Class A shares (33.64%) and 6,459 Class B shares (1.33%) and Mervin Hollander who controls 100,000 Class B shares (20.66%). The shares controlled by Fred Litwin and by Sutton Management Limited are comprised of the following:


(a)  1,485,529  Class A shares  (8.13%)  and  105,186  Class B  shares  (21.73%)
     beneficially  owned  by  Forum  Financial  Corporation   ("Forum"),   which
     corporation is directly controlled by Fred A. Litwin.

(b) 637,187 Class A shares (3.49%) and 77 Class B shares (0.02%) beneficially owned by First Corporate Equity Ltd. ("FICO"), which corporation is directly controlled by Fred A. Litwin.

(c)  179,764  Class  A  Shares  (0.98%)  and  89,882  Class  B  Shares  (18.57%)
     beneficially owned by Consolidated Mercantile Incorporated ("CMI"); Fred A. Litwin, beneficially owns or exercises control and direction over approximately 53.71% of the issued and outstanding shares of CMI.

(d)  24,842  Class  A  Shares   (0.14%)  and  24,608  Class  B  Shares   (5.08%)
     beneficially owned by Ianjoy Investments Corp., which corporation is indirectly controlled by Fred A. Litwin.

(e) 245 Class A Shares (0.001%) and 133 Class B Shares (0.03%) beneficially owned by Barrealco Inc., which corporation is indirectly controlled by Fred
     A. Litwin.

(f) 687,500 Class A shares (3.76%) beneficially owned by Mar-Risa Holdings Inc., which corporation is indirectly controlled by Fred A. Litwin.

(g)  6,149,946  Class  A  shares  (33.64%)  and  6,459  Class B  shares  (1.33%)
     beneficially owned by Sutton Management Limited, which corporation is beneficially owned by the children of Fred A. Litwin, being Mark I. Litwin, President and Director of the Company and his sister, Risa Litwin-Shearer.

ELECTION OF DIRECTORS

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournments thereof, it is intended that discretionary authority shall be exercised by the person named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation's by-laws.

The statement as to the shares of the Corporation beneficially owned or over which control or discretion is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned. The names of the nominees for election as directors, their positions with the Corporation, the year they become a director of the Corporation and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them is as follows:

                                                                                                         Number of Shares
Name                                Principal Occupation                        Director Since           Beneficially Held (1)
Mark I. Litwin, President           President, Sutton Management Limited        February 21, 1990 (5)           1 Class A (2)
Ontario, Canada

Stan Abramowitz, Secretary (3)      Executive, Forum Financial Corporation      March 16, 1999 (5)              Nil
Ontario, Canada

Alan Kornblum (3) (4)               President, Distinctive Designs              June 4, 1991 (5)                Nil
Ontario, Canada                     Furniture Inc.

Irwin Singer (3) (4) (6)            Barrister & Solicitor                       March 9, 1993 (5)               Nil
Ontario, Canada

Morton Litwin (4)                   Consultant                                  January 8, 1996 (5)             25,450 Class A
Ontario, Canada


(1) The information as to shares beneficially owned not being within the knowledge of the Corporation has been furnished by the respective directors individually.

(2) 6,149,946 Class A shares and 6,459 Class B shares are beneficially owned by Sutton Management Limited, which corporation is beneficially owned by Mark
     I. Litwin, President and Director of the Company and his sister, Risa Litwin-Shearer.

(3)  Member of Audit Committee.

(4)  Corporate Governance Committee.

(5) On December 31, 2003, Mirtronics Inc. and Genterra Investment Corporation completed an amalgamation to form Genterra Inc. This refers to the date that the person became a Director of Mirtronics Inc.

(6) During the ten-year period prior to the date hereof, Mr. Singer was, but no longer is, a director and officer of Funtime Hospitality Corp., and Minpro International Ltd., each of which was subject to cease trade orders for failure to file financial statements. The cease trade orders against these companies were subsequently revoked. Mr. Singer is a director and officer of HNR Ventures Inc., which was subject to a cease trade order for failure to file financial statements. The cease trade order against this company was subsequently revoked. Subsequent to Mr. Singer's resignation as a director and officer of Minpro International Ltd., this company made an assignment in bankruptcy.


The Corporation does not have an executive committee of its Board of Directors.

APPOINTMENT OF AUDITORS

Unless authority to do so is withheld, the persons named in the enclosed proxy intend to vote for the appointment of Kraft Berger Grill Schwartz Cohen & March LLP, Chartered Accountants ("Kraft Berger"), as auditors of the Corporation, to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the directors. Kraft Berger have been the auditors of the Corporation since 1990.

STATEMENT OF EXECUTIVE COMPENSATION

The information contained below is provided as required under Form 51-102F6 contained in National Instrument 51-102 (the "Instrument") for venture issuers, as such term is defined in the Instrument.

Summary Compensation Table

The following table provides a summary of compensation earned during each of the Corporation's last three fiscal years by the Corporation's Chief Executive Officer and Chief Financial Officer. There are no other executive officers of the Corporation whose total salary and bonus exceeded $150,000.00 during any such year.

                                                          Annual Compensation                      Long Term Compensation
                                                          --------------------                     ------------------------
                                                                           Other Annual           Number of Common Shares
               Name and Principal Position      Year    Salary    Bonus    Compensation                Under Options
               Mark I. Litwin                   2004    $5,000     Nil     $51,000 (1)                      Nil
               President                        2003    $5,000     Nil     $24,000 (1)                  100,000 (2)
                                                2002    $5,000     Nil     $24,000 (1)                  100,000 (2)

               Stan Abramowitz                  2004      Nil      Nil         Nil                          Nil
               Chief Financial Officer          2003      Nil      Nil         Nil                       50,000 (2)
                                                2002      Nil      Nil         Nil                       50,000 (2)
          ---- ------------------------------- -------- -------- -------- --------------- ------- -------------------------

(1) $24,000 in each year relates to an annual management fee paid by the Corporation to Sutton Management Limited for management and administrative services provided to the Corporation.

(2) Mirtronics Inc. options cancelled on amalgamation with Genterra Investment Corporation.

Options Granted During Fiscal Year Ended September 30, 2004

The board of directors of the Corporation is authorized to grant options to directors, officers and key employees of the Corporation and its subsidiaries pursuant to the Corporation's Stock Option Plan. During the fiscal year ended September 30, 2004, the board of directors did not grant any stock options under the Plan.

Options Exercised During Fiscal Year Ended September 30, 2004

No stock options have ever been granted under the Plan.

Employment Contract

There are no employment contracts between the Corporation and the Named Executive Officers and no compensatory plan or arrangement with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers' employment with the Corporation, from a change of control of the Corporation or a change in the Named Executive Officers' responsibilities following a change-in-control together with the amount involved.

Compensation of Directors

Each director of the Corporation who is not a salaried officer or employee of the Corporation or its operating subsidiaries is entitled to an annual retainer fee of $5,000.



INDEBTEDNESS OF DIRECTORS AND OFFICERS

Except as disclosed in INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS, no present or proposed director or officer and none of their respective associates or affiliates is or has been indebted to the Corporation or its subsidiaries at any time since September 30, 2004.


MANAGEMENT CONTRACT

During the 2004 fiscal period, administrative services were provided by Forum Financial Corporation ("Forum"), 106 Avenue Road, Toronto, Ontario to Genterra for fees of $87,750. The services provided include office facilities and clerical services, including bookkeeping and accounting, and when requested services would also include analyses of potential investments, business opportunities and ventures to assist in the decision making process relating to various investment interests on a fee-for-service basis. Forum is wholly-owned by Fred A. Litwin, the indirect significant shareholder of the Corporation. Stan Abramowitz is an officer and director of Forum and the Corporation.

Management and administrative services are provided to the Corporation by Sutton, 106 Avenue Road, Toronto, Ontario for a fee of $24,000 per annum. Mark
I. Litwin is an officer and a director of Sutton and Genterra.

During the 2004 fiscal period, First Ontario Investments Inc. ("First Ontario") provided property management services for fees of $82,500. First Ontario is controlled by Fred A. Litwin, the President and a director of Forum. Mark I. Litwin is an officer and director of First Ontario and the Corporation. Stan Abramowitz, a director and officer of the Corporation, is an officer of First Ontario.


INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

The Corporation leases its premises situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation ("Cambridge"). The lease is for a term commenced January 1, 2004 and ends December 31, 2007, at an annual net, net rental of $926,345. Cambridge has the right to renew the lease for two additional consecutive periods of five years each at a rental rate equal to the then-current market rate. Fred A. Litwin, indirectly is a significant shareholder of the Corporation, and is a director and senior officer of Cambridge. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Corporation and Cambridge.

The Corporation leases its premises situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced February 1, 1996 and ends January 31, 2011, at an annual net, net rental of $413,400 for the first five years and at a negotiated rate thereafter. Fred A. Litwin, indirectly is a significant shareholder of the Corporation, and is a director and senior officer of Cambridge. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Corporation and Cambridge.

The Corporation leases premises situated at 1095 Stellar Drive, Newmarket, Ontario to Fitcity Health Centre Inc. ("Fitcity"). The lease term commenced January 1, 2003 and ends December 31, 2007 at an annual net, net rental of $100,770 per year. A subsidiary of the Corporation is also party to a loan agreement with Fitcity bearing interest at prime plus 1% per annum and repayable on demand. As at September 30, 2004, Fitcity owed an aggregate amount of $450,054 of secured debt under this facility. Mark I. Litwin, a director and officer of the Corporation, is the majority shareholder of Fitcity.

The Corporation leases part of its property situated at 140 Wendell Avenue, Toronto, Ontario to Distinctive Designs Furniture Inc. ("Distinctive"). The lease term commenced July 1, 2002 and ends September 30, 2005 at an annual rental of $126,600 per year. Alan Kornblum and Stan Abramowitz are directors and/or officers of the Corporation and Distinctive.


ADDITIONAL INFORMATION


Additional information relating to the Company is available on SEDAR at www.sedar.com. Securityholders may request copies of the Company's Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations by emailing their requests to ivy@forumfinancialcorp.com.

Financial information is provided in the Company's Comparative Financial Statements and Management's Discussion and Analysis of Financial Condition and Results for its most recently completed financial year.


OTHER MATTERS WHICH MAY COME BEFORE THE MEETING


Management does not know of any matters to come before the Meeting other than as set forth in the Notice. However, if other matters which are not known to the management should properly come before the meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.


CERTIFICATE


The contents and distribution of this Management Information Circular have been approved by the Corporation's Board of Directors.






"Signed"

MARK I. LITWIN, PRESIDENT                                Toronto, Ontario
                                                        February 11, 2005

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

                                 Form 52-109FT1

            Certification of Annual Filings during Transition Period

                                  GENTERRA INC.



I, Mark I. Litwin, Chief Executive Officer of Genterra Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of GENTERRA INC. (the issuer) for the period ending September 30, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements, together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.


DATED: February 17, 2005.



"Signed"

Mark I. Litwin
Chief Executive Officer
Genterra Inc.

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

                                 Form 52-109FT1

            Certification of Annual Filings during Transition Period

                                  GENTERRA INC.



I, Stan Abramowitz, Chief Financial Officer of Genterra Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of GENTERRA INC. (the issuer) for the period ending September 30, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements, together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.


DATED: February 17, 2005.



"Signed"

Stan Abramowitz
Chief Financial Officer
Genterra Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                       GENTERRA INC.

Date: March 8, 2005                    By:/s/STAN ABRAMOWITZ
                                       Stan Abramowitz, Chief Financial Officer